     As filed with the Securities and Exchange Commission on April 29, 1996
                                                   Registration No. 333-02339
                                                                        -------

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        ------------------------------

                              Amendment No. 1 to

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        ------------------------------

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
             (Exact name of Registrant as specified in its charter)

               DELAWARE                                      73-1435149
   (State or other jurisdiction                          (I.R.S. Employer
of incorporation or organization)                        Identification No.)

                           903 N. BOWSER, SUITE 140
                            RICHARDSON, TEXAS  75081
                                (214) 479-9244
        (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                   JOHN R. BAILEY                          COPY TO:
           SENIOR VICE PRESIDENT - FINANCE          VICTOR B. ZANETTI, ESQ.
              CHIEF FINANCIAL OFFICER,                  ARTER & HADDEN
               TREASURER AND SECRETARY            1717 MAIN STREET, SUITE 4100
       HEARTLAND WIRELESS COMMUNICATIONS, INC.      DALLAS, TEXAS 75201-4605
              903 N. BOWSER, SUITE 140                   (214) 761-4475
              RICHARDSON, TEXAS  75081
                   (214) 479-9244
  (Name, address, including zip code, and telephone number, including area code, of agent for service)

                        ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement.

                       ------------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
                                                                             [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                      [ ]


If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [ ]


If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              [ ]



                       CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                                      MAXIMUM         MAXIMUM
                                                                        AMOUNT        OFFERING       AGGREGATE      AMOUNT OF
                       TITLE OF EACH CLASS OF                            TO BE         PRICE      OFFERING PRICE  REGISTRATION
                    SECURITIES TO BE REGISTERED                       REGISTERED    PER SHARE(1)        (1)            FEE
- -----------------------------------------------------------------------------------------------------------------------------------
  Common Stock, $.001 par value(2)  . . . . . . . . . . . . .  . . .   1,661,893
                                                                         Shares         $26.88       $44,671,683      $15,404 (3)
===================================================================================================================================


(1) Estimated solely for purposes of calculating the registration fee based upon the average of the high and low prices of the Common Stock on the Nasdaq Stock Market's National Market on April 3, 1996, in accordance with Rule 457(c).

(2) Includes 210,000 shares of Common Stock issuable upon the exercise of warrants held by Gerard Klauer Mattison & Co., LLC.


(3)  $14,959 of the registration fee has been previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.

                             CROSS REFERENCE SHEET


==================================================================================================================================
                          ITEM OF FORM S-3                                        PROSPECTUS CAPTION OR LOCATION
         -------------------------------------------------            ---------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------
    1.   Forepart of the Registration Statement
            and Outside Front Cover Page of
            Prospectus  . . . . . . . . . . . . . . . . . . .    Cover  of the  Registration  Statement;  Facing Page;  Cross
                                                                 Reference Sheet; Outside Front Cover Page of Prospectus
- -----------------------------------------------------------------------------------------------------------------------------
    2.   Inside Front and Outside Back Cover
            Pages of Prospectus   . . . . . . . . . . . . . .    Inside Front and Outside Back Cover Pages of Prospectus

- -----------------------------------------------------------------------------------------------------------------------------
    3.   Summary Information, Risk Factors
            and Ratio of Earnings to Fixed
            Charges   . . . . . . . . . . . . . . . . . . . .    Prospectus Summary; Risk Factors; The Company
- -----------------------------------------------------------------------------------------------------------------------------
    4.   Use of Proceeds  . . . . . . . . . . . . . . . . . .    Use of Proceeds

- -----------------------------------------------------------------------------------------------------------------------------
    5.   Determination of Offering Price                         Not Applicable
- -----------------------------------------------------------------------------------------------------------------------------
    6.   Dilution   . . . . . . . . . . . . . . . . . . . . .    Dilution
- -----------------------------------------------------------------------------------------------------------------------------
    7.   Selling Security Holders   . . . . . . . . . . . . .    Selling Stockholders; Plan of Distribution

- -----------------------------------------------------------------------------------------------------------------------------
    8.   Plan of Distribution   . . . . . . . . . . . . . . .    Outside Front Cover Page of Prospectus; Plan of
                                                                 Distribution
- -----------------------------------------------------------------------------------------------------------------------------
   9.   Description of Securities to be Registered   . . . .    Not Applicable
- -----------------------------------------------------------------------------------------------------------------------------
  10.   Interests of Named Experts and Counsel  . . . . . . .    Not Applicable
- -----------------------------------------------------------------------------------------------------------------------------
  11.   Material Changes  . . . . . . . . . . . . . . . . . .    Recent Events
- -----------------------------------------------------------------------------------------------------------------------------
  12.   Incorporation of Certain Information
            by Reference  . . . . . . . . . . . . . . . . . .    Incorporation of Certain Documents by Reference
- -----------------------------------------------------------------------------------------------------------------------------
  13.   Disclosure of Commission Position
            on Indemnification for Securities
            Act Liabilities   . . . . . . . . . . . . . . . .    Not Applicable
=============================================================================================================================

                  SUBJECT TO COMPLETION - DATED APRIL 29, 1996


PROSPECTUS
- --------------------------------------------------------------------------------


                                1,661,893 SHARES



                    HEARTLAND WIRELESS COMMUNICATIONS, INC.

                                  COMMON STOCK


         The 1,661,893 shares of common stock, par value $.001 per share (the "Common Stock"), of Heartland Wireless Communications, Inc. (the "Company") to which this Prospectus relates (the "Shares") are being offered on behalf of and for the account of (i) Charter Wireless Cable Holdings, L.L.C., a Delaware limited liability company ("CWCH"), (ii) Ron Jones, Neil Straub, J. A. McWhorter, Kenneth Christie, Charles Calhoun, Paul McCully and Wireless Investors, Inc (the "Other Stockholders"), and (iii) Gerard Klauer Mattison & Co., LLC ("GKM"). CWCH, the Other Stockholders and GKM are collectively referred to as the "Selling Stockholders." The Company anticipates that the Shares will be offered for sale until the earlier of (i) the sale of all of the Shares offered by CWCH, subject to extension of the option of the Company, or
(ii) 180 days after the effectiveness of this Registration Statement. The Company has agreed to pay all expenses of registration in connection with this offering but will not receive any of the proceeds from the sale of the Shares being offered hereby. All fees and disbursements of counsel for each of the Selling Stockholders, and all brokerage commissions and other similar expenses incurred by such Selling Stockholders will be borne by such Selling Stockholders. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Use of Proceeds," "Plan of Distribution" and "Selling Stockholders."



         The Common Stock is included in the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "HART." On April 24, 1996, the last reported sales price for the Common Stock was $27 per share.


         This offering is currently not being underwritten. However, the Selling Stockholders, brokers, dealers or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed "underwriters," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Although neither the Company nor the Selling Stockholders have entered into any arrangement or underwriting agreement with any broker-dealer or agent, the Shares being offered hereby, when sales thereof are made, may be made in one or more transactions (which may involve one or more block transactions) through customary brokerage channels, either through brokers acting as brokers or agents for the sellers, or through dealers or underwriters acting as principals who may resell the Shares in the Nasdaq National Market or in privately negotiated sales, or otherwise, or by a combination of such methods of offering. Each sale may be made either at market prices prevailing at the time of the sales or at negotiated prices.

         To the extent required, the specific number of Shares to be sold, the purchase price, the public offering price, the names of any such agents, dealers or underwriters and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement.

         SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION  NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
        MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 APRIL 29, 1996

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission:
Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621; and New York Regional Office, Seven World Trade Center, New York, New York 10048.

         The Common Stock is listed on the Nasdaq National Market, and reports and other information concerning the Company may be inspected and copied at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Shares of Common Stock offered hereby. This Prospectus omits certain information contained in that Registration Statement. For further information with respect to the Company and the Shares offered hereby, reference is hereby made to the Registration Statement and its exhibits and schedules. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained therefrom at prescribed rates. Statements contained herein concerning provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission under the Exchange Act are hereby incorporated by reference in this Prospectus:

         (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; and


         (2) the Company's Current Reports on Form 8-K dated February 23, 1996, as amended by Form 8-K/A dated February 23, 1996 (filed with the Commission on April 8, 1996) and 8-K/A-2 dated February 23, 1996 (filed with the Commission April 29, 1996).


         All reports and other documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in a subsequently filed document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Registration Statement.

         Upon written or oral request, the Company will provide without charge to each person to whom a copy of this Prospectus is delivered a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Heartland Wireless Communications, Inc., 903 N. Bowser, Suite 140, Richardson, Texas 75081,
Attention: Mr. John R. Bailey, Senior Vice President-Finance, telephone (214) 479-9244.

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE.

                                  THE COMPANY

         Heartland Wireless Communications, Inc. (the "Company") develops, owns and operates wireless cable television systems primarily in small to mid-size markets located in the central United States. As of March 1, 1996, the Company had wireless cable channel rights in 81 markets, including 38 markets in which the Company has systems in operation serving approximately 132,000 subscribers (the "Existing Systems"), representing approximately 8.6 million households, approximately 7.1 million of which the Company believes can be served by line-of-site ("LOS") transmissions (which generally require a direct, unobstructed transmission path from the central transmitting antenna to the antenna located on the subscriber's premises).


         Certain of the wireless cable assets presently held by the Company are not included in the discussion of the Company's business because such assets are not a part of the Company's current long-term business plan. These assets include wireless cable channel rights and related assets associated with the Los Angeles, California, Memphis, Tennessee and Flippin, Tennessee markets ("Disposition Assets"). The Company is currently a party to an agreement relating to the disposition of the Memphis and Flippin, Tennessee markets, pursuant to which the markets would be conveyed to TruVision Cable, Inc. ("TruVision") for an aggregate consideration of approximately $5.4 million (collectively, the "Memphis Transaction"). The Company currently anticipates that the Memphis Transaction will close on or before December 31, 1996, after which the Company will not retain any direct or indirect interest in such markets.


         The executive offices of the Company are located at 903 N. Bowser, Suite 140, Richardson, Texas 75081 and its telephone number is (214) 479-9244. See "The Company."

                                  THE OFFERING


Common Stock Offered by the Selling Stockholders. . . .    1,661,893 shares

Percent of Outstanding Common Stock of the Company
Company held by the Selling Stockholders . . . . . . . . . . . .    8.47%(1)

Nasdaq National Market Symbol . . . . . . . . . . . . . . . .HART

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . .  The Company will not receive any
                                                             of the proceeds
                                                             from the sale of
                                                             the Shares being
                                                             offered hereby

(1) Percentage indicated is based upon 19,616,021 shares of Common Stock outstanding as of April 26, 1996, including 210,000 shares of Common Stock being registered hereby issuable upon the exercise of the warrants held by GKM (the "GKM Warrant").

                                  RISK FACTORS

         Prospective investors should carefully consider the following information, in addition to the other information contained in this Prospectus and any Prospectus Supplement, before purchasing the Shares of Common Stock offered hereby.

LIMITED OPERATING HISTORY; NET LOSSES SINCE INCEPTION

         Although the Company's business commenced in 1990, it did not generate any revenues until April 1992. Potential investors, therefore, have limited historical information about the Company upon which to base an evaluation of the Company's performance and a decision to invest in the Company. As of December 31, 1995, the Company has recorded net losses of approximately $19.5 million since inception, due primarily to interest expense and charges for depreciation and amortization of capital expenditures to develop its wireless cable systems. Until such time as the Company substantially increases its subscriber base, resulting in higher subscription fee revenues, it will continue to experience losses. Because of the costs associated with launching a wireless cable television system and expanding its subscriber base, continued growth by the Company will tend to reduce net income, if any, or increase net losses. As a result, the Company expects to continue to experience net losses while it develops and expands its wireless cable systems even if mature individual systems of the Company are profitable.

SUBSTANTIAL INDEBTEDNESS OF THE COMPANY; INSUFFICIENCY OF EARNINGS TO COVER FIXED CHARGES

         As of December 31, 1995, on a pro forma basis after giving effect to the consummation of the Transactions (as defined herein, see "Recent Events-The Transactions"), the Company had approximately $140.2 million of indebtedness and the Company's consolidated subsidiaries would have had approximately $18.8 million of total liabilities. For the years ended December 31, 1993, 1994 and 1995, the Company's earnings were insufficient to cover fixed charges by $406,000, $4,638,000 and $20,187,000, respectively. The ability of the Company to make payments of principal and interest on its indebtedness will be largely dependent upon its future financial performance. Many factors, some of which will be beyond the Company's control (such as prevailing economic conditions), will affect its financial performance. There can be no assurance that the Company will be able to generate sufficient cash flow to cover required interest and principal payments. If the Company is unable to meet interest and principal payments in the future, it may, depending upon the circumstances which then exist, seek additional equity or debt financing, attempt to refinance its existing indebtedness or sell all or part of its business or assets to raise funds to repay its indebtedness. There can be no assurance that sufficient equity or debt financing will be available, or, if available, that it will be on terms acceptable to the Company, that the Company will be able to refinance its existing indebtedness or that sufficient funds could be raised through asset sales. The Company's high level of indebtedness has several important consequences, including, but not limited to: (i) significant interest expense and principal repayment obligations resulting in substantial annual fixed charges; (ii) significant limitations on the Company's ability to obtain financing, make capital expenditures and acquisitions and take advantage of other business opportunities that may arise; and (iii) increased vulnerability to adverse general economic and industry conditions. There can be no assurance that the Company will be profitable in the future.

MANAGEMENT OF GROWTH; INTEGRATION OF ACQUIRED BUSINESSES

         The Company has experienced rapid growth in the number of its employees and the scope of its operating and financial systems. This growth has resulted in an increased level of responsibility for both existing and new management personnel. The recent consummation of the Transactions has resulted in additional significant growth of the Company's operations. To manage its growth effectively, the Company will be required to implement and improve its operating and financial systems and controls and to expand, train and manage its employee base. Although the Company has retained the services of certain persons formerly employed by other parties to the Transactions, the Company is primarily dependent upon the existing management of the Company to perform the management functions formerly performed by management of each of the parties to the Transactions. To the extent that the Company's existing management is unable to assume or perform these combined duties, the Company could be adversely affected. There can be no assurance that the management, systems and controls currently in place or any steps taken to improve such management, systems and controls will be adequate in the future.

         In addition, in light of the Transactions, management of the Company must make and implement a number of strategic and operational decisions regarding the integration of its various operations and the exploitation of its assets and businesses. The timing and manner of the implementation of decisions made with respect to the ongoing business of the Company will materially affect the operations of the Company. Given the range of potential outcomes arising from such decisions, and the interrelationships among the decisions to be made, it is difficult to quantify with precision the composition of the Company. There can also be no assurance that any acquired businesses will be integrated successfully into the Company's business.

NEED FOR ADDITIONAL FINANCING FOR GROWTH

         The growth of the Company's business requires substantial investment on a continuing basis to finance capital expenditures and expenses related to subscriber growth and system development. Although the Company believes that its cash and cash equivalent assets will be sufficient to fund the Company's operations and expansion through at least the end of 1996, there is no assurance that additional funds will not be necessary to complete the launch, build-out and expansion of all of the Company's wireless cable systems and to bring such systems to a mature state or that any such required additional funds would be available on satisfactory terms and conditions, if at all. In addition, the Company's capital needs will depend in part upon the success of the Company's efforts to sell or otherwise dispose of the Disposition Assets and the nature of any consideration received as a result of such dispositions. To the extent assets and markets designated for disposition are not sold, or are not sold for cash, the Company's requirements for additional funds will be increased. There is also no assurance that the Company will not pursue, from time to time, other opportunities to acquire additional wireless cable channel rights and businesses that may utilize the capital currently expected to be available for its current markets. The amount and timing of the Company's future capital requirements, if any, will depend upon a number of factors, including programming costs, equipment costs, marketing expenses, staffing levels, subscriber growth and competitive conditions, and any purchases or dispositions of assets, many of which are not within the Company's control. Failure to obtain any required additional financing could materially adversely affect the growth, cash flow or earnings of the Company.

POTENTIAL SIGNIFICANT INDUSTRY TRANSACTIONS

         Significant industry transactions such as acquisitions and dispositions of channel rights, joint ventures and other business transactions between and among participants in the wireless cable television industry have occurred with some frequency in the past, and the Company's management expects this trend to continue in the foreseeable future. Although the Company regularly engages in discussions concerning such industry transactions with other industry participants, the Company is not currently subject to any material definitive agreements in such regard except as disclosed herein or in those documents incorporated herein by reference. Whether the Company proceeds with any of these discussions and whether the Company ultimately negotiates and/or consummates any additional significant industry transactions will depend, among other things, upon the business and prospects of the Company, industry conditions, investment and growth opportunities available to the Company, stock market conditions, availability and suitability of financing for such transactions, regulatory and legal considerations, and other plans and requirements of the Company. No assurance can be given that, if consummated, any such significant industry transactions could be successfully integrated into the Company's business.

DEPENDENCE ON EXISTING MANAGEMENT; KEY EMPLOYEES

         The Company is dependent in large part on the experience and knowledge of existing management. The Company has not entered into any employment agreements with, or obtained key-man life insurance for, any of its executive officers and there can be no assurance that any of such persons will remain in the Company's employ in the future. Thomas W. Dixon, the Company's Senior Vice President-Operations, resigned as an executive officer upon consummation of the CS Transaction (as defined herein, See "Recent Events-The CS Wireless Transaction") to join CS Wireless Systems, Inc. ("CS Wireless") as its Senior Vice President-Operations. In addition, John R. Bailey, the Senior Vice President-Finance, Chief Financial Officer, Treasurer and Secretary of the Company, serves as Acting Chief Financial Officer of CS Wireless until CS Wireless names a full-time Chief Financial Officer in addition to performing his duties as an officer and employee of the Company. The Company's success is also dependent upon its ability to attract and retain qualified employees to develop and operate its wireless cable systems.

COMPETITION

         The pay television industry is highly competitive. Wireless cable television systems face or may face competition from several sources, such as traditional hard-wire cable companies, satellite master antenna television systems, direct broadcast satellites and other alternative methods of distributing and receiving television transmissions. Further, premium movie services offered by cable television systems have encountered significant competition from the home video cassette recorder industry. In areas where several local off-air VHF/UHF broadcast signals can be received without the benefit of subscription television, cable television systems also have experienced competition from the availability of broadcast signals generally and have found market penetration to be more difficult. In addition, within each market, the Company initially must compete with others to acquire, from the limited number of channel licenses issued, rights to a minimum number of channels needed to establish a viable system. Legislative, regulatory and technological developments may result in additional and significant competition, including competition from local telephone companies, from a proposed new wireless service known as local multi-point distribution and from emerging trends and technologies. In the Existing Systems, the Company has targeted its marketing to households that are unpassed by traditional hard-wire cable and that have limited access to local off-air VHF/UHF broadcast channels. Accordingly, to date the Company has not encountered significant direct competition from traditional hard-wire cable companies. It is likely, however, given the markets acquired in the Transactions, that the Company will face significant direct competition from traditional hard-wire cable companies in the future. In addition, as the telecommunications industry continues to evolve, the Company may face additional competition from new providers of entertainment and data services. In particular, there are a rapidly growing number of information and data service providers serving consumers via informal communications networks, such as the Internet and World Wide Web. Although the Company is unaware of any such provider delivering programming like that available over wireless cable television, there can be no assurance that continuing advances in technology will not make such delivery possible. Even if such direct competition does not exist in the future, however, the Company's services will compete, indirectly, with entertainment services generally, including those provided by operators using evolving technology. Many actual and potential competitors have greater financial, marketing and other resources than the Company. No assurance can be given that the Company will compete successfully in any or all of its markets.

GOVERNMENT REGULATION

         The right to transmit on wireless cable channels is regulated by the Federal Communications Commission (the "FCC") and the copyright for the retransmission of local off-air VHF/UHF broadcasts is regulated by the United States Copyright Office pursuant to the Copyright Act of 1976, as amended (the "Copyright Act").

         Cable Act. Pursuant to the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "Cable Act"), the FCC adopted rate regulations exclusively for traditional hard-wire cable systems. Pursuant to the Telecommunications Act of 1996, which was enacted in February 1996, all cable rate regulation will be eliminated after three years, and for "small systems" as defined in such Act, and under certain other circumstances, rate regulation will be eliminated immediately. The Company cannot predict precisely what effect these regulations or other governmental regulations may have on traditional hard-wire cable operators as to price and service. While current FCC regulations are intended to promote the development of a competitive pay television industry, the rules and regulations affecting the wireless cable industry may change, and any future changes in FCC rules, regulations, policies and procedures could have an adverse effect on the industry as a whole and on the Company in particular.

         Copyright Act. Secondary transmission of a broadcast signal is permissible only if approved by the copyright holder or if subject to compulsory licensing under the Copyright Act. The United States Congress adopted legislation extending the compulsory copyright licensing system to include wireless cable systems. As a result of this action, wireless cable operators may engage in secondary transmissions of distant programming without the copyright holder's approval, provided that such operators file certain reports and pay certain fees set by the Copyright Royalty Tribunal.

         Regulation of Retransmission. Effective October 6, 1993, pursuant to the Cable Act, local broadcasters may require that cable operators obtain their consent before retransmitting local off-air VHF/UHF broadcasts. The FCC has exempted wireless cable operators from the retransmission consent rules if the receive-site antenna is either owned by the subscriber or within the subscriber's control and available for purchase by the subscriber upon the termination of service. In all other cases, wireless cable operators must obtain consent to retransmit local broadcast signals. The Company has obtained such consents in each of its Existing Systems where the Company is retransmitting on a wireless cable channel. Such consents will be required in the Company's other markets. There can be no assurance that the Company will be able to obtain such consents on terms satisfactory to the Company.

         Other Regulations. Wireless cable operators are also subject to regulation by the Federal Aviation Administration (the "FAA") with respect to the construction of transmission towers and to certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. There can be no assurance that the Company will not be required to incur additional costs in complying with such regulations and restrictions. No assurance can be given that new regulations will not be imposed or that existing regulations will not be changed. Any such new or modified regulations could have a material adverse effect on the wireless cable industry as a whole and on the Company in particular.

DEPENDENCE ON CHANNEL LEASES; LOSS OF LICENSES BY LESSORS

         The Company is dependent on leases with unaffiliated third parties for most of its wireless cable channel rights. The Company has entered into leases for substantially all of its wireless cable channel rights with channel license holders, applicants for channel licenses and applicants that have had previously-filed applications returned without prejudice by the FCC and which will be refiled. The Company's channel leases typically cover four instructional television fixed service ("ITFS") and/or one to four multi-point distribution service ("MDS") wireless cable channels each. Generally, ITFS channels may only be owned by qualified non-profit educational organizations and in general must use a minimum of 20 hours per week per channel for educational programming. The remaining excess ITFS channel air time may be leased to wireless cable operators for commercial use without further restriction. MDS channels may be owned by commercial entities and allow full-time usage without programming restrictions. Under the rules of the FCC, the term of an ITFS channel lease cannot exceed ten years. There is no such restriction for MDS channel leases. ITFS licenses generally are granted for a term of ten years and are subject to the renewal by the FCC. MDS licenses generally will expire on May 1, 2001 unless renewed. The use of such channels by the license holders is subject to regulation by the FCC and the Company's ability to continue to enjoy the benefits of its leases with channel license holders is dependent upon the continuing compliance by the channel license holders with applicable regulations including the requirement that ITFS license holders must meet certain educational use requirements in order to lease transmission capacity to wireless cable operators. The remaining initial terms of most of the Company's channel leases are approximately 5 to 10 years, although certain of the Company's channel leases have initial terms expiring during the next several years. Most of the Company's leases grant the Company a right of first refusal to purchase the channels after the expiration of the lease if FCC rules and regulations so permit, provide for automatic renewal of the lease term upon FCC renewal of the license and/or require the parties to negotiate lease renewals in good faith. The termination of or failure to renew a channel lease or termination of the channel license, or the failure to grant an application for an extension of time to construct an authorized station, would result in the Company being unable to deliver television programming on such channel(s). Although the Company does not believe that the termination of or failure to renew a single channel lease or license would adversely affect the Company, several of such terminations or failures in one or more markets that the Company actively serves could have a material adverse effect on the Company. Additionally, FCC licenses also specify construction deadlines, which, if not met, could result in the loss of the license. Requests for additional time to construct may be filed and are subject to review pursuant to FCC rules.
Certain of the Company's channel rights are subject to pending extension requests and it is anticipated that additional extensions will be required. There can be no assurance that the FCC will grant any particular extension request or license renewal request.

UNCERTAINTY OF GRANT OF PENDING APPLICATIONS

         Applications for wireless cable licenses are subject to approval by the FCC. Applicants with whom the Company has entered into leases have filed a series of applications with the FCC for a number of wireless cable channels and the Company has entered into leases for additional channels with applicants that have had previously-filed applications returned without prejudice by the FCC and which have been refiled. The vast majority of such leases are in the form of lease agreements with qualified non-profit educational organizations for ITFS channels. These ITFS applications are expected to undergo review by the FCC's engineers and staff attorneys over the next several months. There is no limit on the time that may elapse between filing the application with the FCC for a modification or new license and action thereon by the FCC. Once the FCC staff determines that the applications meet certain basic technical and legal qualifications, the staff will then determine whether each application is proximate to the transmit and receive-site locations of other applications. Those applications that would result in signal interference to other pending applications ("Competing Applications") must then undergo a comparative selection process. The FCC's ITFS application selection process is based on a set of objective criteria that includes whether an applicant is located in the community to be served and the number of students that will receive the applicant's educational programming. Thus, the outcome of the selection process when two or more qualified applicants are competing for the same channels lends itself to a degree of predictability that varies according to the circumstances. Most of the Company's lease agreements with applicants for channel licenses involve channel licenses for which Competing Applications have been filed. In each market, the Company has carefully considered the FCC's selection criteria in choosing the educational entities with which it has entered into lease agreements. However, because the FCC's application review process does not lend itself to complete certainty, and given the considerable number of applications involved, no assurance can be given as to the precise number of applications that will be granted. A number of competing applicants for channel licenses have filed with the FCC petitions to deny the applications in which the Company has acquired channel rights, based upon alleged substantive defects in the applicant or in technical or other aspects of the application. The Company anticipates that the FCC will deny most of the current petitions to deny the applications in which the Company has acquired channel rights. However, no assurance can be given as to the precise number of such petitions that will be denied. Although the Company does not believe that any single award of a channel license to an applicant that has filed a Competing Application or the granting of any single petition to deny an application in which the Company has acquired channel rights would adversely affect the Company, several of such awards or grants could have a material adverse effect on the Company.

UNCERTAINTY OF ABILITY TO OBTAIN FCC AUTHORIZATIONS

         Wireless cable systems transmit programming over wireless cable channels that are licensed by the FCC. Generally, the Company believes that a minimum of 12 wireless cable channels are necessary to offer a commercially viable wireless cable system in most rural markets and that more channels are required in more competitive markets, such as those well served by traditional cable television systems. In some of its long-term launch markets, the Company does not currently have the right to operate 12 channels from the same transmitter site. In those markets, the Company is dependent upon (i) the grant of pending applications for modification of existing licenses for unbuilt ITFS stations, (ii) the grant of such license modification applications which have not been filed and/or (iii) the grant of applications for new ITFS licenses, some of which have not been filed. There can be no assurance that any or all of the modification applications and new license applications actually made or anticipated to be made by the Company will be granted by the FCC. Although the Company does not believe that the denial of any single modification or new license application will adversely affect it, the denial of several such applications, particularly if concentrated in one or a few of the Company's markets, could have a material adverse effect on its growth.

INTERFERENCE ISSUES

         Under current FCC regulations, a wireless cable operator may install receive-site equipment and serve any point where its signal can be received, subject to the interference protection rights of certain other wireless cable systems. Interference from other wireless cable systems can limit the ability of a wireless cable system to serve particular points, in the same manner that interference from one television station limits the ability of a viewer to receive another television station broadcasting on the same frequency. In licensing ITFS and MDS stations, a primary concern of the FCC is avoiding situations where proposed stations are predicted to cause interference to the reception of existing station signals. Pursuant to current FCC regulations, a wireless cable license holder is generally protected from interference within 35 miles of the transmission site. The Company's business plan involves moving the authorized transmitter site of various of its MDS and ITFS licensed stations and obtaining the grant of licenses to new stations that the Company will use in its wireless cable systems. The FCC interference protection standards may make one or more of those proposed relocations or new grants unavailable. In any such event, it may be necessary to negotiate interference agreements with the licensees of stations which would otherwise block such relocations or new grants. There can be no assurance that the Company will be able to negotiate any required interference agreements on terms acceptable to it. In the event that the Company cannot obtain interference agreements required to implement its plans for a given market, the Company may have to curtail or modify operations in that market. Any substantial modification or curtailment of the Company's operations in its markets could have a material adverse effect on its growth or financial performance. In addition, while the Company's leases with MDS and ITFS licensees require their cooperation, it is possible that one or more of the Company's channel lessors may hinder or delay the Company's efforts to use the channels in accordance with its plans for a particular market.

AUCTION OF BASIC TRADING AREAS

         As a result of legislation authorizing the FCC to utilize competitive bidding (auctions) for the award of initial licenses or construction permits for certain commercial services when mutually exclusive applications have been filed, on June 15, 1995 the FCC adopted new rules replacing lottery procedures with auctions for the awarding of commercial licenses where two or more parties have filed applications for the same frequencies. Auctions under the new rules began November 13, 1995 for the award of initial commercial licenses for "Basic Trading Areas" or "BTAs" (as defined by Rand McNally) and ended March 28, 1996; however, the new auction rules do not apply when a license is to be renewed. The new rules are effective although pleadings have been filed which might result in changes in the rules, and any auctions conducted pursuant thereto. BTA license holders that obtain an MDS license via an auction must provide interference protection to the 35-mile protected service area of existing license holders. Under the statutory auction authority enacted in 1993, ITFS licenses are exempt from the auction process and applications for ITFS licenses are expected to continue to be awarded according to the FCC's objective criteria. The Company must file a long-form application (FCC Form 304) or a Statement of Intention with the FCC by May 10, 1996 for each of the 93 BTAs for which it was the winning bidder.

DEPENDENCE ON PROGRAM MATERIAL AGREEMENTS

         In connection with its distribution of television programming, the Company is dependent on fixed-term contracts with various program suppliers. Generally, the terms of such contracts are for periods of one to five years and began to expire in 1995. Although the Company has no reason to believe that any such contracts will be cancelled or will not be renewed upon expiration, if such contracts are cancelled or not renewed, the Company will have to seek program material from other sources. There is no assurance that other program material will be available to the Company on acceptable terms or at all or, if so available, that such material will be acceptable to the Company's subscribers. The likelihood that program material will be unavailable to the Company is significantly mitigated by the Cable Act and various FCC regulations issued thereunder, which, among other things, impose limits on exclusive programming contracts and generally prohibit cable programmers in which a cable operator has an attributable interest from discriminating against cable competitors with respect to the price and terms and conditions of sale of programming. Only a few of the major cable television programming services carried by the Company are not currently directly owned by a vertically integrated cable operator, and the Company historically has not had difficulty in arranging satisfactory contracts for these services. The Cable Act is the subject of various legal challenges and if it were found to be unconstitutional, program suppliers might raise their prices or make their program material unavailable to the Company.

PHYSICAL LIMITATIONS OF WIRELESS CABLE TRANSMISSION

         Wireless cable programming is transmitted via microwave frequencies from a transmission facility to a small receiving antenna at each subscriber's location, which generally requires a direct, unobstructed line-of-sight from the transmission facility to the subscriber's receiving antenna. Therefore, in communities with tall trees, hilly terrain, tall buildings or other obstructions in the transmission path, wireless cable transmission can be difficult or impossible to receive at certain locations without the use of signal boosters. Consequently, the Company may not be able to supply services to certain potential subscribers. In addition, in limited circumstances, extremely adverse weather can damage transmission and receiving antennas as well as transmit site equipment.

POSSIBLE ADDITIONAL CAPITAL EXPENDITURES FOR DISPOSITION ASSETS

         No assurance can be given that the planned disposition of the Disposition Assets will be consummated. Accordingly, the Company may be required to expend additional capital to maintain certain assets and/or fund lease payments attributable to the Disposition Assets. Further, no assurance can be given that the disposition of the Disposition Assets will have the desired impact on the Company's business or financial affairs.

POSSIBLE ADVERSE TAX CONSEQUENCES ATTRIBUTABLE TO THE MEMPHIS TRANSACTION AND THE CS TRANSACTION

         The cash and promissory note portion of the consideration received by the Company and/or its subsidiaries from consummation of the Memphis Transaction and CS Transaction will result in the recognition of gain for Federal income tax purposes. The amount of any tax liability attributable thereto will depend upon numerous factors, including the tax basis of the assets conveyed, the net operating losses available to the Company and other factors. Certain of these factors will depend upon the tax attributes of CMAX, AWS and TSC (each as defined herein, see "Recent Events - The Transactions") as of the closing of the Transactions. There can be no assurance that sufficient tax bases and net operating losses will exist to defray a material amount of any such gain, thereby requiring the Company to pay certain tax liabilities to Federal and/or state authorities. Any such payments would negatively impact the Company's cash flow.

DIFFICULTIES AND UNCERTAINTIES OF A NEW INDUSTRY

         While wireless cable television is not a new technology, it is a relatively new industry with a short operating history. Potential investors should be aware of the difficulties and uncertainties that are normally associated with new industries, such as lack of consumer acceptance, difficulty in obtaining financing, increasing competition, advances in technology and changes in laws and regulations. There can be no assurance that the wireless cable industry will develop or continue as a viable or profitable industry.

CERTAIN SUBSIDIARIES NOT WHOLLY OWNED

         The Company generally conducts its business through subsidiaries. The Company's subsidiaries include non-operating subsidiaries that hold interests in channels, subsidiaries that operate systems and subsidiaries that do both. The Company also has an operating subsidiary that installs wireless cable systems in various markets served by the Company and its subsidiaries. Certain of the Company's subsidiaries are not wholly owned and most subsidiaries are indirectly owned by the Company as a result of its majority ownership of other entities. Although the Company has a sufficient interest in its subsidiaries to be able to exercise control over them, the Company may owe a fiduciary duty to the holders of various minority interests in its subsidiaries. Accordingly, the Company may not exercise unfettered control over such subsidiaries and may be required to deal with such subsidiaries on terms no less favorable to such subsidiaries than could be obtained from unaffiliated third parties. The Company believes that all of its dealings with its subsidiaries have been on such terms. In addition, dividends or other distributions paid or made by such subsidiaries must be paid or made on a pro rata basis to all stockholders.

WIRELESS ONE AND CS WIRELESS MINORITY INVESTMENTS

         The Company owns approximately 26% of the outstanding common stock of Wireless One, Inc., a Delaware corporation ("Wireless One"). Although David E. Webb and J.

R. Holland, Jr., Directors of the Company, serve as Directors of Wireless One, the Company cannot exercise unfettered control over this substantial investment. The Company does not control the management of Wireless One, and is dependent upon the skill, expertise and managerial efforts of the management of Wireless One to achieve a return on the Company's substantial investment in Wireless One. To the extent Wireless One proves unsuccessful in its business, the value of the Company's investment therein will be adversely affected. Similarly, the Company owns approximately 35% of the outstanding common stock of CS Wireless. Although David E. Webb and J.R. Holland, Jr., Directors of the Company, serve as Directors of CS Wireless, the Company cannot exercise unfettered control over this substantial investment. The Company does not control the management of CS Wireless, and is dependent upon the skill, expertise and managerial efforts of the management of CS Wireless to achieve a return on the Company's substantial investment in CS Wireless. To the extent CS Wireless proves unsuccessful in its business, the value of the Company's investment therein will be adversely affected.

AGREEMENT TO VOTE FOR BOARD DESIGNEE OF JUPITER; CO-SALE RIGHT

         David E. Webb, the President and Chief Executive Officer of the Company, L. Allen Wheeler, Vice Chairman and a member of the Board of Directors of the Company and Hunt Capital Group, L.L.C. ("Hunt Capital"), a principal stockholder of the Company and affiliate of J. R. Holland, Jr., the Chairman of the Board of the Company, collectively own approximately 40.8% of the outstanding Company Common Stock. Pursuant to the terms of a Stockholders' Agreement (the "Stockholders' Agreement"), entered into in connection with the private placement of $40.2 million of 9% Convertible Subordinated Discount Notes due 2004 (the "Convertible Notes"), each of Hunt Capital, David E. Webb and L. Allen Wheeler, have agreed to vote their shares of the Company Common Stock (i) in favor of the election to the Company's Board of Directors of one designee of Jupiter Partners, L.P.,the purchaser of $40 million of the Convertible Notes ("Jupiter"), and (ii) in favor of the Company's Board of Directors consisting of at least three and not more than seven members, for so long as Jupiter retains a 25% interest in the Convertible Notes originally purchased by it and/or the shares of the Company Common Stock issued or issuable upon conversion thereof (the "Conversion Shares") originally issuable to it. The agreement of such stockholders to elect Jupiter's designee to the Board of Directors may restrict the ability of such stockholders to elect their preferred slate of directors to manage the Company, which may result in a member of the Board of Directors having interests that conflict with those of the other stockholders of the Company. In addition, under the terms of the Stockholders' Agreement, each of Hunt Capital, David E. Webb and L. Allen Wheeler have agreed that, for so long as Jupiter holds such 25% interest, in the event of any proposed sale or series of sales of the Company Common Stock by any such stockholder to a non-affiliate for aggregate consideration greater than $15 million or representing in excess of 5% of the then outstanding shares of Company Common Stock, such stockholder shall not effect such sale unless Jupiter is permitted to participate in such sale on a pro rata basis with such stockholder. The co-sale right may reduce the likelihood of a change in control of the Company because any potential purchaser of stock held by the controlling stockholders may also be required to purchase shares owned by Jupiter.

LIMITED TRADING VOLUME AND POSSIBLE VOLATILITY OF THE COMPANY COMMON STOCK

         During 1994 and 1995, the average trading volume of shares of the Company Common Stock on Nasdaq National Market was approximately 22,800 and 33,600 shares per day, respectively. Prior to the consummation of the Transactions on February 23, 1996, approximately 12,611,131 shares of the Company's Common Stock were issued and outstanding, including 8,141,801 shares (of which 225,400 shares were subject to exercisable options) held by executive officers, directors and their affiliates. As a result of the Transactions, the Company issued approximately 6,757,141 additional shares of Common Stock (of which 10,252 shares are held by the Company as treasury shares), resulting in substantial increases both in the number of outstanding shares of Company Common Stock held by persons other than executive officers, directors and their affiliates, and in the average daily trading volume of the Company's Common Stock on Nasdaq National Market. The market price of the Company Common Stock could fluctuate substantially in the future for a variety of reasons, including the anticipated increased trading volume and anticipated dispositions resulting from the Transactions, the performance of the Company, investor expectations for the Company and the wireless cable television industry, general economic conditions and fluctuations in the overall stock market.

NO COMPANY COMMON STOCK DIVIDENDS

         The Company has not paid dividends on the Company Common Stock since its inception and does not anticipate paying any dividends in the foreseeable future. In addition, provisions relating to the Company's indebtedness prohibit the payment or accrual of dividends or any other distribution with respect to the Company's Common Stock until such debt is paid in full.

POSSIBLE FUTURE ACQUISITIONS

         The Company has in the past made a number of acquisitions and may in the future make additional acquisitions. The Company can be expected to seek to acquire additional channel rights, both in its existing markets and in other markets, both directly and indirectly by acquiring other wireless cable television providers. Such acquisitions may be in geographic areas or markets outside of the Company's traditional focus of small to mid-size markets in the central United States. In addition, it is possible that the Company might make one or more acquisitions outside of the business of providing wireless cable television services. Any such acquisitions may be made for cash, securities, including the Company Common Stock, or combinations thereof. Under applicable law and regulations, in many circumstances, approval by the Company's stockholders of any such acquisitions may not be required. The Company may pay for such acquisitions in cash or by issuing equity or debt securities. The issuance of equity to effect or finance such acquisitions would have the effect of reducing the percentage ownership of the Company held by each pre-acquisition stockholder and the incurrence of indebtedness in connection with such acquisitions could adversely affect the liquidity, results of operations and financial condition of the Company.

CERTAIN RESCISSION RIGHTS

         On February 23, 1996, American Wireless Systems, Inc. ("AWS") became a wholly owned subsidiary of the Company. See "Recent Events - The Transactions." Prior to February 23, 1996, a predecessor of AWS, through an affiliate, participated in the offer and sale of approximately $29 million of general partnership interests in three general partnerships without registration under any federal or state securities laws. Following an investigation by the Commission, AWS, Steven G. Johnson, then a director and officer of AWS, Jeffrey D. Howes, formerly a director and officer of AWS, and Dexter S. Cohen and Kevin C. King, each of whom then owned greater than five percent of AWS common stock, without admitting or denying any wrongdoing, consented to an SEC order to cease and desist from committing or causing any violation and any future violations of the securities registration provisions of the Securities Act and the broker-dealer registration provisions of the Exchange Act. In addition, securities administrators in 22 states also have investigated or are presently investigating the activities related to the unregistered sale of the general partnership interests described above. The actions taken by the various state securities administrators range from no action taken to the issuance of 15 cease and desist orders and consent orders pursuant to which AWS, the issuing general partnerships and Messrs. Johnson and Howes, as officers of AWS, were required to cease selling general partnership interests without registration, to offer rescission to individuals who purchased general partnership interests and, in certain cases, to pay administrative penalties. In certain cases, such parties have entered into consent decrees with state regulatory authorities, including an order in Arizona requiring AWS to offer to purchase such general partnership interests sold to residents of Arizona or to pay the Arizona Corporation Commission an amount equal to the amount of the investment made by all general partners who are Arizona residents, or approximately $566,000, plus interest from the time of investment. AWS has advised the Arizona Corporation Commission that it does not intend to make such offer to purchase.

         On September 29, 1995, AWS and one of the general partnerships in which interests were sold (the "Pittsburgh Partnership") jointly sold (the "Pittsburgh Sale") their respective interest in the joint venture operating the wireless cable television system in Pittsburgh, Pennsylvania to CAI Wireless Systems, Inc. ("CAI"). General partners holding approximately 72% of the general partnership interests of the Pittsburgh Partnership (the "Pittsburgh Partners") executed and delivered written consents to such sale, each of which included a release of certain contingent claims including claims arising from the offer and sale of the general partnership interests to the Pittsburgh Partners. On February 23, 1996, in connection with the consummation of the Transactions, Fort Worth Wireless Cable T.V. Associates, another of the general partnerships in which interests were sold (the "FTW Partnership") sold (the "FTW Transaction") its interest in the joint venture operating the wireless cable television system in Fort Worth, Texas to the Company. General partners holding in excess of 78% of the general partnership interests of the FTW Partnership (the "FTW Partners") executed and delivered written consents to such sale, each of which included a release of certain contingent claims including claims arising from the offer and sale of the general partnership interests to the FTW Partners. On February 23, 1996, in connection with the consummation of the Transactions, Wireless Cable TV Associates #38, another of the general partnerships in which interests were sold (the "Minneapolis Partnership"), sold (the "Minneapolis Transaction") its interest in the limited liability company operating the wireless cable television system in Minneapolis, Minnesota to the Company. General partners holding in excess of 88% of the general partnership interests of the Minneapolis Partnership (the "Minneapolis Partners") executed and delivered written consents to such sale, each of which included an assignment to the Company of certain related parties from certain contingent claims against AWS and certain related parties, including claims arising from the offer and sale of the general partnership interests to the Minneapolis Partners.

         There can be no assurance that the Minneapolis Partners, the FTW Partners or the Pittsburgh Partners who did not vote in favor of the Minneapolis Transaction, the FTW Transaction, the Pittsburgh Sale, respectively, or any governmental agency will not institute proceedings against AWS or the Company, as the successor to AWS, based on a failure to register the general partnership interests in connection with a public offering or for damages based on alleged omissions or misrepresentations of material information in connection with the sale of such interests. No assurance can be given that a successful claim against the predecessors of AWS could not be asserted against the Company based on a number of theories involving successor liability. The institution of legal action against the Company arising out of the offer and sale of general partnership interests by AWS' predecessors could result in substantial defense costs to the Company and the diversion of efforts by the Company's management, and the imposition of liabilities against the Company could have an adverse effect on the Company.

                                  THE COMPANY

         The Company develops, owns and operates wireless cable television systems, primarily in small to mid-size markets located in the central United States. As of March 1, 1996, the Company had wireless cable channel rights in 81 markets, representing approximately 8.6 million households, approximately
7.1 million of which the Company believes can be serviced by line-of-sight ("LOS") transmissions (which generally require a direct, unobstructed transmission path from the central transmitting antenna to the antenna located on the subscriber's premises).

         The Company further estimates that within these markets, approximately
2.6 million LOS households, or approximately 36% of the Company's total LOS households, are currently unpassed by traditional hard-wire cable systems. As of March 1, 1996, the Company's 81 markets included (i) 38 markets in which the Company has wireless cable television systems in operation (the "Existing Systems"), (ii) nine markets in which the Company has wireless cable television systems under construction, and (iii) 34 future launch markets, including 30 in which the Company has aggregated sufficient wireless cable channel rights to commence construction of a system and four in which the Company has leases with or options from applicants for channel licenses that the Company expects to be granted by the FCC. As of March 1, 1996, the 38 Existing Systems were providing wireless cable service to approximately 132,000 subscribers.

         Certain of the wireless cable assets presently held by the Company are not included in the discussion of the Company's business because such assets are not a part of the Company's current long-term business plan. These assets include wireless cable channel rights and related assets associated with the Los Angeles, California, Memphis, Tennessee and Flippin, Tennessee markets ("Disposition Assets"). The Company is currently a party to an agreement relating to the disposition of the Memphis and Flippin, Tennessee markets, pursuant to which the markets would be conveyed to TruVision Cable, Inc. ("TruVision") for an aggregate consideration of approximately $5.4 million (collectively, the "Memphis Transaction"). The Company currently anticipates that the Memphis Transaction will close on or before April 30, 1996, after which the Company will not retain any direct or indirect interest in such markets.

         The table below provides information regarding the 81 markets in which Heartland has wireless cable channel rights that it currently intends to retain and develop as of March 1, 1996.

                                                                           NUMBER OF
                                 ESTIMATED      ESTIMATED                SUBSCRIBERS AT
                                  TOTAL      LINE-OF-SIGHT     CURRENT     MARCH 1,
         MARKET                 HOUSEHOLDS     HOUSEHOLDS    CHANNELS(1)     1996
- ---------------------------------------------------------------------------------------
EXISTING SYSTEMS
Ada, OK  27,950                   20,693             32       5,680
Wichita Falls, TX                 78,290         74,376          28          5,956
Midland, TX                      120,037        114,035          26          4,865
Abilene, TX                       86,676         82,344          23          3,674
Lawton, OK                        97,023         92,172          27          7,260
Laredo, TX                       313,406(2)     297,736(2)       27          6,126
Enid, OK                          76,602         72,772          21          4,142
Lindsay, OK                       52,266         42,646          32          3,453
Ardmore, OK                       61,416         52,976          20          3,353
Mt. Pleasant, TX                  33,589         26,871          16          2,110
Lufkin, TX                       117,534         88,150          12             --(3)
Shaw, KS                          47,223         42,763          30          3,881
Texarkana, TX                    118,204         94,563          20          2,033
Stillwater, OK                    54,562         40,922          20          6,365
Lubbock, TX                      123,934        105,323          34          5,665
McLeansboro, IL                   80,136         60,102          18          1,266
Vandalia, IL                      73,593         55,195          20          1,899
Olney, IL                         67,812         50,859          20          1,728
Lykens, OH                       210,800        168,640          24            697
Paragould, AR                     77,523         58,500          21          2,557
Sikeston, MO                      69,837         52,378          24          3,008
Taylorville, IL                  159,596        119,697          20          1,836
Peoria, IL                       276,446        248,801          22          1,046
Manhattan, KS                     56,473         42,355          20          1,336
O'Donnell, TX                     68,940         65,493          20          1,568

Olton, TX                            32,548         30,921       20          1,380
Monroe City/Lakenan, MO              46,376         34,782       27          1,674
Paris, TX                            55,445         41,584       20          1,200
Sherman/Denison, TX                 100,000         90,000       31          4,478
Harper/Freeport, IL                 125,269         93,952       20            504
Corsicana/Athens, TX                 69,161         62,245       23            165
Strawn/Ranger, TX                    34,488         25,866       20            239
Hamilton, TX                         28,551         21,413       20             --(4)
Champaign, IL                       164,992        148,493       23          2,061
Austin, TX                          360,000        250,000       31         12,453
Temple/Killeen, TX                  110,000         80,000       35          6,737
Waco, TX                            100,000         80,000       35          4,289
Corpus Christi, TX                  135,000        108,000       31         15,392
                                  ------------------------                 -------
         Total--Existing Systems  3,911,698      3,237,618                 132,076
                                  ---------      ---------                 -------

                                             ESTIMATED       ESTIMATED      EXPECTED
                                               TOTAL       LINE-OF-SIGHT   CHANNELS AT
         MARKET                             HOUSEHOLDS       HOUSEHOLDS   LAUNCH(1)(5)
- ----------------------------------------------------------------------------------------

SYSTEMS UNDER CONSTRUCTION(6)
Anthony, KS                                   15,798           11,845          16
Forrest City, AR                              55,642           41,732          21
Marion, KS                                    53,881           40,411          19
Peaksville, MO                                48,157           36,118          15
Purdin, MO                                    25,001           18,751          20
Sterling, KS                                  45,213           38,431          24
Stromsburg, NE                                34,813           29,591          20
Tulsa, OK                                    321,922          273,634          16
Walnut Grove, IL                              84,226           63,170          20
                                             -------------------------
         Total--Systems Under Construction   684,653          553,683
                                             -------------------------

FUTURE LAUNCH MARKETS(7)
Adairsville, GA                              205,662          154,247          16
Altus, OK                                     30,653           29,120          16
Amarillo, TX                                 106,670          101,337          26
Bellflower, MO                                63,384           57,046          20
Bluffs, IL                                    46,389           34,792          20
Burnet, TX                                    24,917           18,688          16
Charlotte, TX                                 32,771           24,578          16
Columbia, MO                                 149,622          127,179          18
Crow, TX                                      71,421           57,137          12
Des Moines, LA                               267,279          240,551          16
El Dorado, AR                                 54,727           38,310          16
El Paso, TX                                  200,000          180,000          27
Elk City, OK                                  26,379           21,103          16
Fischer, TX                                  317,039          237,779          20
Henryetta, OK                                 31,968           25,574          16
Holdenville, OK                               50,637           45,573          20
Ingram, TX                                    26,235           19,679          20
Kossuth, TX                                   52,490           39,368          20
Lenapah, OK                                   51,921           38,941          12
Mayfield, KY                                 175,948          155,972          21
McAlester, OK                                 36,475           25,533          20
Miami, OK                                     70,820           60,197          15
Muskogee, OK                                  66,510           53,208          20
Portsmouth, NH                               384,389          288,292          27
Powers Crossroads, GA                        135,037          101,278          20
Rutledge, GA                                 141,370          106,028          16
Sabinal, TX                                   15,795           11,846          20
Seminole, OK                                  42,204           35,873          19

Shreveport, LA                              214,315         182,168          24
Springfield, MO                             139,706         118,750          16
Topeka, KS                                  211,762         190,586          16
Tyler, TX                                   233,416         186,734          14
Weatherford, OK                             31,445           29,873          16
Wick, OH                                     336,098         268,878         20
                                           -------------------------
         Total--Future Launch Markets      4,045,454       3,306,215
                                           -------------------------
              Total--All Company Markets   8,641,805       7,097,516
                                           =========================

- ---------------

 (1) Includes local off-air VHF/UHF channels, some of which are retransmitted by the Company over wireless cable channels.

 (2) Includes households located in Mexico, to which the Company would be permitted to provide service in conjunction with a Mexican-owned company.

 (3) Construction of the Lufkin System was completed in December 1994. The Company is not actively marketing its service in the Lufkin System because it is awaiting action by the FCC to grant licenses, which would increase the number of wireless cable channels available to the Company.

 (4)     The Hamilton System was launched on February 27, 1996.

 (5) The Company's business strategy is generally to launch a market with approximately 12 wireless cable channels. Although the Company has no current intention to launch any market with less than 12 channels, the Company will launch certain markets with more than 12 channels and may, at some point in the future, launch one or more markets with less than 12 channels due to FCC construction deadlines or competitive considerations in such markets. Expected channels at launch includes channels with respect to which the Company has a lease with or an option from a channel license holder, an applicant for a channel license or an entity that has had an application for a channel license returned without prejudice by the FCC and which will be refiled. In certain markets, the Company has rights to additional wireless cable channels but does not expect to utilize such channels upon system launch.

 (6) Systems in which the system head-end is under construction. Expected channels at launch for such systems include channels with respect to which the Company has a lease with or an option from a channel license holder or an applicant for a channel license.

 (7) Such markets include 30 markets with respect to which the Company has aggregated sufficient wireless cable channel rights to commence construction of a system and four markets with respect to which the Company has a lease with or an option from an applicant for a channel license or an entity that has had an application for a channel license returned without prejudice by the FCC and which will be refiled. The Company expects a substantial number of such licenses to be granted by the FCC.

         The executive offices of the Company are located at 903 N. Bowser, Suite 140, Richardson, Texas 75081, and the telephone number of the executive offices is (214) 479-9244. The Company's operations are based in Durant, Oklahoma.

                                 RECENT EVENTS

EXCHANGE OFFER OF SENIOR NOTES

         Pursuant to a Prospectus dated February 12, 1996, forming a part of a Registration Statement on Form S-4 declared effective by the Commission on February 12, 1996, the Company offered to exchange $1,000 principal amount of exchange notes which have terms identical in all material respects to the Senior Notes (as defined below), except that the exchange notes do not contain terms with respect to transfer restrictions, for each $1,000 principal amount of 13% Senior Notes due 2003 (the "Senior Notes") outstanding. Since the Company did not comply with its obligations to cause such Registration Statement to become effective on or before August 24, 1995, it was required to pay additional interest (in addition to the scheduled payment of interest) during the first 90-day period of such default in an amount equal to 0.50% per annum at the end of such 90-day period and additional interest of 1% per annum during the subsequent period ending February 12, 1996.

THE TRANSACTIONS

         Effective February 23, 1996, the Company, directly or through one or more subsidiaries acquired all the assets and liabilities and succeeded to the businesses of American Wireless Systems, Inc. ("AWS") and CableMaxx, Inc. ("CMAX") and acquired substantially all of the assets and certain of the liabilities and succeeded to all of the businesses of the FTW Partnership, the Minneapolis Partnership, and Three Sixty Corp. ("TSC"), the successor to Technivision, Inc. ("Technivision") (the aforementioned five transactions collectively referred to herein as the "Transactions"). The Transactions are discussed below:

         AWS Merger. On February 23, 1996, the Company consummated the merger of Heartland Merger Sub, Inc., a wholly owned subsidiary of the Company ("Merger Sub"), with and into AWS pursuant to the Amended and Restated Agreement and Plan of Merger dated as of September 11, 1995 ("AWS Merger Agreement") by and among the Company, Merger Sub and AWS. Pursuant to the terms of the AWS Merger Agreement, Merger Sub was merged with and into AWS whereupon AWS became a wholly owned subsidiary of the Company. Under the terms of the AWS Merger Agreement, stockholders of AWS are entitled to receive, in the aggregate, approximately 1,310,000 shares of the Company's Common Stock having an aggregate value of as of February 23, 1996 of approximately $35 million, of which approximately 125,000 shares having an aggregate value as of February 23, 1996 of approximately $3.3 million are being held in an escrow established pursuant to the AWS Merger Agreement to satisfy certain indemnification obligations of AWS to the Company. As of March 1, 1996, options and warrants to purchase approximately 574,566 shares of AWS Common Stock were outstanding that convert by their terms into the right to purchase shares of the Company's common stock, subject to certain adjustments. The assets previously held by AWS included minority interests in the wireless cable television systems of Minneapolis, Minnesota, and Fort Worth, Texas (the remaining interests being held by the Minneapolis Partnership and the FTW Partnership, respectively) and certain additional rights and properties held in connection with wireless cable television markets located in Dallas, Texas, Los Angeles,

California and Memphis, Tennessee (collectively, the "AWS Assets"). The Company will seek to sell directly to a third party the Los Angeles, California market. The Memphis, Tennessee market is subject to a pending contract of sale to TruVision. The Dallas, Texas market, and AWS' interest in the Fort Worth, Texas and Minneapolis, Minnesota markets were contributed by the Company to CS Wireless effective February 23, 1996 pursuant to the terms of a Participation Agreement, dated December 12, 1995, as amended by Amendment No. 1 to Participation Agreement dated February 22, 1996 (as amended, the "Participation Agreement"), by and among the Company, CAI Wireless Systems, Inc. ("CAI") and CS Wireless. See "Recent Events - The CS Wireless Transaction."

         The FTW Transaction. On February 23, 1996, the Company consummated the acquisition of substantially all of the assets of FTW Partnership pursuant to the Amended and Restated Asset Purchase Agreement dated as of October 4, 1995 ("FTW Agreement") by and between the Company and FTW Partnership.
Pursuant to the terms of the FTW Agreement, the Company acquired from the FTW Partnership substantially all of the assets of the FTW Partnership, consisting of an approximate 80% interest in a joint venture that owned and operated the wireless cable television system in Fort Worth, Texas (the "FTW Venture Interest"). Under the terms of the FTW Agreement, the Company issued approximately 580,000 shares of Company Common Stock having an aggregate value as of February 23, 1996 of approximately $15.5 million to the FTW Partnership. As the owner of the FTW Venture Interest, the Company caused the contribution, together with AWS, of the Fort Worth, Texas market to CS Wireless pursuant to the terms of the Participation Agreement. See "Recent Events - The CS Wireless Transaction."

         The Minneapolis Transaction. On February 23, 1996, the Company consummated the acquisition of substantially all of the assets of the Minneapolis Partnership pursuant to the Amended and Restated Asset Purchase Agreement dated as of October 4, 1995 ("Minneapolis Agreement") by and between the Company and Minneapolis Partnership. Pursuant to the terms of the Minneapolis Agreement, the Company acquired from the Minneapolis Partnership substantially all of the assets of the Minneapolis Partnership, consisting of a 75% membership interest in and to American Wireless Systems of Minneapolis, L.L.C., a limited liability company that owned and operated the wireless cable television system in Minneapolis, Minnesota (the "LLC Interest"). Under the terms of the Minneapolis Agreement, the Company issued approximately 810,000 shares of Company Common Stock having an aggregate value as of February 23, 1996 of approximately $21.6 million to the Minneapolis Partnership. As the owner of the LLC Interest, the Company caused the contribution, together with AWS, of the Minneapolis, Minnesota market to CS Wireless pursuant to the terms of the Participation Agreement. See "Recent Events - The CS Wireless Transaction."

         The CMAX Merger. On February 23, 1996, the Company consummated the merger of Heartland Merger Sub 2, Inc., a wholly owned subsidiary of the Company ("Merger Sub 2"), with and into CMAX pursuant to the Amended and Restated Agreement and Plan of Merger dated as of September 11, 1995 ("CMAX Merger Agreement") by and among the Company, Merger Sub 2 and CMAX. Pursuant to the terms of the CMAX Merger Agreement, Merger Sub 2 was merged with and into CMAX whereupon CMAX became a wholly owned subsidiary of the Company. Under the terms of the CMAX Merger Agreement, the stockholders of CMAX are entitled to receive, in the aggregate, approximately 2.88 million shares of Company Common Stock having an aggregate exchange value as of February 23, 1996 of approximately $80.8 million. The assets previously held by CMAX included certain rights and properties held in connection with certain wireless cable television markets throughout Texas and in Salt Lake City, Utah (collectively, the "CMAX Assets"). With the exception of the San Antonio, Texas and Salt Lake City, Utah markets, which the Company contributed to CS Wireless pursuant to the terms of the Participation Agreement (see "Recent Events - The CS Wireless Transaction"), the CMAX Assets will continue to be used and operated by the Company in connection with its wireless cable television business.

         The TSC Transaction. On February 23, 1996, the Company consummated the acquisition of certain assets of TSC pursuant to the Amended and Restated Asset Purchase Agreement dated as of October 19, 1995 ("TSC Agreement") by and among the Company, TSC and Technivision, formerly a subsidiary of TSC that has been merged with and into TSC. Pursuant to the terms of the TSC Agreement, the Company acquired certain assets from TSC representing substantially all of the assets formerly held by Technivision. Under the terms of the TSC Agreement, the Company issued to TSC approximately 1,180,000 shares of Company Common Stock having an aggregate value as of February 23, 1996 of approximately $31.6 million, of which approximately 189,000 shares having an aggregate value as of February 23, 1996 of approximately $5.1 million are being held in an escrow established pursuant to the terms of the TSC Agreement to satisfy certain indemnification obligations and secure certain post-closing covenants of TSC to the Company. The assets previously held by TSC included certain rights and properties held in connection with wireless cable television markets in El Paso, Texas, Corpus Christi, Texas and Dayton, Ohio (collectively, the "TSC Assets"). With the exception of the Dayton, Ohio market, which the Company contributed to CS Wireless pursuant to the terms of the Participation Agreement (see "Recent Events - The CS Wireless Transaction"), the TSC Assets will continue to be used and operated by the Company in connection with its wireless cable television business.

THE CS WIRELESS TRANSACTION

         Effective February 23, 1996, immediately following the closing of the Transactions, the Company, CAI and CS Wireless, a Delaware corporation and wholly owned subsidiary of CAI, consummated the Participation Agreement pursuant to which the Company (or certain of its subsidiaries) contributed or sold to CS Wireless the wireless cable assets and all related liabilities of the following wireless cable television markets (the "Heartland Contributed Assets"):

         (1)                           Maysville, Missouri
         (2)                       Sweet Springs, Missouri
         (3)                 Grand Rapids/Moline, Michigan
         (4)                Bloom Center/Napoleon, Indiana
         (5)                                 Dallas, Texas
         (6)                             Fort Worth, Texas
         (7)                            San Antonio, Texas

         (8)                           Dayton, Ohio
         (9)                   Salt Lake City, Utah
         (10)                Minneapolis, Minnesota

         Simultaneously with the contribution and sale of the Heartland Contributed Assets to CS Wireless, CAI (or certain of its subsidiaries) contributed to CS Wireless (directly or by contribution of the stock of its subsidiaries) the wireless cable television assets associated with the following markets (the "CAI Contributed Assets"):

         (1)            Stockton/Modesto, California
         (2)                 Bakersfield, California
         (3)                         Cleveland, Ohio
         (4)               Charlotte, North Carolina

The combination of the Heartland Contributed Assets and the CAI Contributed Assets in CS Wireless (the "CS Transaction") created a company with approximately 5.7 million line-of-sight households and approximately 58,500 subscribers, as of February 29, 1996.

         In connection with the CS Transaction, the Company (or its subsidiaries) received (i) shares of CS Wireless common stock constituting approximately 40% of the outstanding shares of CS Wireless (35.4% following dilution for certain additional stock issuances) (ii) approximately $28.3 million in cash paid at the closing (iii) a promissory note in the principal sum of $25 million payable on or before nine (9) months from the closing and secured by proceeds of a contemplated issuance by CS Wireless of senior discount notes (which note has been prepaid) and (iv) a promissory note in the sum of $15,000,000 payable ten (10) years from the closing and prepayable from asset sales and certain other events. CAI and the Company are in the process of completing certain post-closing net working capital calculations.
Components of such calculations include the relative accounts payable, accounts receivable and related working capital assets of the contributed systems, the number of granted channels represented and actually contributed to CS Wireless for each market, increase or decrease in the number of subscribers in each contributed system from the number of subscribers stated in the Participation Agreement and related factors. Following the completion of these calculations, payments will be made to or by the parties, depending upon such calculations.

         Also, in connection with the closing of the CS Transaction, CAI, the Company and CS Wireless have entered into a stockholders agreement (the "Stockholders Agreement"). The Stockholders Agreement provides, among other things, that the Company and CAI will vote their shares of CS Wireless common stock in favor of a Board of Directors of CS Wireless having nine (9) members consisting of (i) up to four members designated by CAI (provided that at least one of whom may not be an affiliate of either CAI or the Company); (ii) up to three members designated by the Company (provided at least one of whom may not be an affiliate of either CAI or the Company); (iii) the Chief Executive Officer of CS Wireless; and (iv) the Chief Operating Officer of CS Wireless. The Stockholders Agreement and CS Wireless' bylaws further provide that certain major transactions will require the affirmative approval of at least 70% (or seven of nine) of the directors of CS Wireless.

SERIES C SENIOR NOTE OFFERING

         On March 28, 1996, the Company consummated the private placement of $15 million principal amount 13% Senior C Senior Note due 2003 (the "Series C Senior Notes"). The Company placed approximately $1.9 million of the $15.9 million net proceeds from the sale of the Series C Senior Notes into an escrow account, representing funds sufficient to pay interest on the Series C Notes from April 15, 1996 through April 14, 1997. In connection with the issuance of the Series C Senior Notes, the Company agreed, among other things, to file within 180 days of the issue date a registration statement with the Commission with respect to an offer to exchange new notes registered under the Securities Act of 1933 for the Series C Senior Notes, which new notes will be identical in all respects with the Series C Senior Notes, except that the new notes will not contain terms with respect to transfer restrictions, and to cause such registration statement to become effective within 270 days of the issue date.

                                USE OF PROCEEDS

    The Shares of Common Stock being offered hereby are for the account of the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "Selling Stockholders."

    The Company will receive an aggregate of $2.646 million upon the exercise of the warrants underlying 210,000 shares of Common Stock offered hereby by GKM, if such warrants are exercised. See "Selling Stockholders." Any proceeds received by the Company upon the exercise of such warrants will be used by the Company for general corporate purposes. If GKM does not elect to exercise any of its warrants, then the Company will not receive any proceeds in connection with the sale of the Shares of Common Stock offered hereby.

                                    DILUTION

    The net tangible book value of the Company at December 31, 1995 was ($18.64) million, or ($1.48) per share. "Net tangible book value per share" is equal to the Company's total tangible assets less total liabilities (excluding deferred income taxes), divided by the number of shares of Common Stock outstanding. Based on an assumed public offering price of $26.75 (the closing price of the Common Stock on the Nasdaq National Market on April 3, 1996), new investors purchasing shares at the public offering price would experience an immediate dilution of $28.23 in net tangible book value per share.

    The following table illustrates the per-share dilution at December 31, 1995:


================================================================================
  Assumed public offering price   . . . . . . . . . . . . .               $26.75
 -------------------------------------------------------------------------------
  Net tangible book value   . . . . . . . . . . . . . . . .               (1.48)
                                                                          ------
- --------------------------------------------------------------------------------

  Assumed dilution to new investors in the offering   . . .               $28.23
                                                                          ======
================================================================================

                              SELLING STOCKHOLDERS


    The following table sets forth the name of each of the Selling Stockholders and the number of shares that may be offered by each. The number of Shares that may be actually sold by the Selling Stockholders will be determined by each Selling Stockholder, and may depend upon a number of factors, including, among other things, the market price of the Common Stock. Because each Selling Stockholder may offer all, some or none of the Shares that it holds, and because the offering contemplated by this Prospectus is currently not being underwritten, no estimate can be given as to the number of Shares that will be held by any Selling Stockholder upon or prior to termination of this offering. See "Plan of Distribution." The table below sets forth information as of April 26, 1996, concerning the beneficial ownership of the Shares of each Selling Stockholder. All information as to beneficial owners has been furnished by each of the Selling Stockholders.




=====================================================================================
                                                SHARES OF          SHARES OF
                         SHARES OF COMMON      COMMON STOCK        COMMON STOCK
                     STOCK BENEFICIALLY OWNED   OFFERED IN   BENEFICIALLY OWNED AFTER
                         BEFORE OFFERING       THE OFFERING        OFFERING(1)
                     ------------------------- ------------  ------------------------
- -------------------------------------------------------------------------------------
          NAME          NUMBER     PERCENT        NUMBER       NUMBER      PERCENT
          ----          ------     -------        ------       ------      -------
- -------------------------------------------------------------------------------------
  Charter Wireless    1,369,809     7.06%       1,369,809           0          0%
  Cable Holdings,
  L.L.C.(2)
- -------------------------------------------------------------------------------------
  Ronald Jones           25,000        *           25,000           0          0%
- -------------------------------------------------------------------------------------
  Neil Straub             2,580        *            1,000       1,580          *
- -------------------------------------------------------------------------------------
  J. A. McWhorter         5,200        *            2,500       2,700          *
- -------------------------------------------------------------------------------------
  Kenneth Christie       17,033        *            2,868      14,165          *
- -------------------------------------------------------------------------------------
  Charles Calhoun         1,000        *            1,000           0          0%
- -------------------------------------------------------------------------------------
  Paul McCully            1,716        *            1,716           0          0%
- -------------------------------------------------------------------------------------
  Wireless
  Investors, Inc         48,000        *           48,000           0          0%
- -------------------------------------------------------------------------------------
  Gerard Klauer         311,083     1.59%         210,000     101,083          *
  Mattison & Co.,
  LLC(3)
=====================================================================================


- ----------------------
  * Represents less than 1%.
  (1)  Assumes all shares of Common Stock offered hereby are sold.
  (2) Membership interests in the CWCH are held as follows: Charterhouse Equity Partners, L.P. ("CEP"): 74%; Galaxy Cablevision, L.P.: 15%; Galaxy Management, Inc.: 6% and the Liquidating Trust for the Benefit of the Shareholders of Supreme Cable Co., Inc.: 5%. The general partner of CEP is an affiliate of Charterhouse Group International, Inc. ("Charterhouse"). Accordingly, Charterhouse may be deemed to control CWCH. As a result of the foregoing, all of the shares of Company Common Stock held by CWCH would, for purposes of Section 13(d) of the Exchange Act, be considered to be beneficially owned by Charterhouse.
 (3) Includes 210,000 shares of Company Common Stock upon the exercise of the GKM Warrant.

    Prior to the consummation of the CMAX Merger Agreement, CWCH owned 5,010,900 shares (52.7%) of the outstanding shares of common stock of CMAX, which shares were converted into the right to receive 1,519,809 shares of Company Common Stock. On February 23, 1996, CWCH sold 150,000 shares of Company Common Stock it received upon consummation of the CMAX Merger Agreement.

    Prior to July 26, 1995, J. A. McWhorter and Kenneth Christie owned 50,000 shares (5%) and 80,000 shares (8%), respectively, of the outstanding common stock in Plainview Wireless Cable, Inc., an indirect subsidiary of the Company. On July 26, 1995, the Company issued to Messrs. McWhorter and Christie 2,500 and 2,868 shares of Company Common Stock, respectively, in private transactions, in exchange for their respective ownership interests in Plainview Wireless Cable, Inc.

    Prior to February 12, 1996, Charles Calhoun owned 25 shares (2.5%) of NDW, Inc., an affiliate of the Company. On February 12, 1996, the Company issued to Mr. Calhoun 1,000 shares of Company Common Stock in a private transaction in exchange for Mr. Calhoun's ownership interest in NDW, Inc.

    Prior to July 26, 1995, Neil Straub owned 1,000 shares of Arbuckle Wireless Corp., an affiliate of the Company. On July 26, 1995, the Company issued to Mr. Straub 1,000 shares of Company Common Stock in a private transaction in exchange for Mr. Straub's ownership interest in Arbuckle Wireless Corp.

    Prior to May 22, 1995, Ronald Jones owned 18% of Heartland Installations, Inc., an indirect subsidiary of the Company. On May 22, 1995, the Company issued to Ronald Jones 25,000 shares of Company Common Stock in a private transaction in exchange for Mr. Jones' ownership interest in Heartland Installations, Inc.

    On December 28, 1995, Heartland issued to Paul McCully 1,716 shares of Company Common Stock in a private transaction in exchange for 100% of the equity interest of Corrinne Cable Systems, Inc.


    Prior to April 26, 1996, Wireless Investors, Inc owned 20% of Red River Wireless TV, Inc, an indirect subsidiary of the Company. On April 26, 1996, the Company issued to Wireless Investors, Inc 48,000 shares of Company Common Stock in a private transaction in exchange for Wireless Investors, Inc's ownership interest in Red River Wireless TV, Inc.


    GKM was an underwriter in the Company's initial public offering on April 28, 1994, and received, in such capacity, the GKM Warrant to acquire 210,000 shares of Company Common Stock at an exercise price of $12.60 per share.

                              PLAN OF DISTRIBUTION

    The Company will receive no proceeds from the sale of the Shares by the Selling Stockholders. The Shares may be sold from time to time to purchasers directly by each Selling Stockholder. Alternatively, each Selling Stockholder may sell his or its Shares in one or more transactions (which may involve one or more block transactions) on the Nasdaq National Market, in privately negotiated transactions or otherwise or in a combination of such transactions; each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices; some or all of the Shares may be sold through broker-dealers acting as brokers or agents on behalf of each Selling Stockholder or to broker-dealers acting as principals for resale by such dealers; and in connection with such sales, such broker-dealers may receive compensation in the form of commissions, discounts or fees from each Selling Stockholder and/or the purchasers of such shares for whom they may act as broker or agent. However, none of the Selling Shareholders nor the Company have entered into any arrangements or underwriting agreements with any broker-dealer or agent relative to the Shares to be offered hereby. It is anticipated that each Selling Stockholder will offer all of the Shares held by it for sale. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions and other similar expenses incurred by each Selling Stockholder will be borne by such Selling Stockholder.

    At the time a particular offer of Shares is made, to the extent required, a supplement to this Prospectus (the "Prospectus Supplement") will be distributed that will identify and set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Shares purchased from each Selling Stockholder, any commissions, discounts and other items constituting compensation from each Selling Stockholder and any commissions, discounts or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

    Each Selling Stockholder and any dealer acting in connection with the offering of any of the Shares or any broker executing or selling orders on behalf of that Selling Stockholder may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit on the sale of any or all of the Shares and any commissions, discounts or concessions received by any such dealers or brokers may be deemed to be underwriting commissions and discounts under the Securities Act of 1933, as amended. Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to the Shares for a period of nine business days prior to the commencement of such distribution. Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation rules 10b-6 and 10b- 7, which provisions may limit the timing of purchases and sales of the Shares by such Selling Stockholder.

    In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless the Shares have been registered and qualify for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Arter & Hadden, Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements and schedule of Heartland Wireless Communications, Inc. as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in 1995 by the Company in the method of accounting for the direct costs and installation fees related to subscriber installations.

    The financial statements of Technivision, Inc. as of May 31, 1995 and 1994, and for each of the years in the three- year period ended May 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that the Technivision, Inc.'s recurring losses from operations and excess of current liabilities over current assets raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

    The balance sheets of Cross Country Division as of December 31, 1993 and 1994, and the related statements of operations and division equity and cash flows for the year ended December 31, 1993, the period from January 1, 1994 to August 18, 1994 and the period from August 19, 1994 to December 31, 1994 have been incorporated by reference herein and in the Registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm a experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that refers to a business combination in 1994 accounted for as a purchase involving assets comprising a portion of Cross Country Division. As a result of the acquisition, financial information of Cross Country Division for periods after August 18, 1994 is presented on a different cost basis than that for periods before August 18, 1994 and, therefore, such information is not comparable.

    The consolidated balance sheets as of June 30, 1994 and 1995 and the consolidated statements of operations, stockholders' equity and cash flows of CableMaxx, Inc. for the period December 18, 1992 to June 30, 1993 and the fiscal years ended June 30, 1994 and 1995, and the consolidated statements of operations and cash flows of Supreme Cable Co., Inc. and its subsidiaries (the "Predecessor") for the period commencing July 1, 1992 to December 17, 1992, incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as indicated in their report with respect thereto, which includes an explanatory paragraph which states that specified circumstances raise substantial doubt about CableMaxx, Inc.'s ability to continue as a going concern, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

    The financial statements of American Wireless Systems, Inc. incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

    The consolidated financial statements of Fort Worth Wireless Cable T.V. Associates incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph that describes factors raising substantial doubt about the Company's ability to continue as a going concern.

    The consolidated financial statements of Wireless Cable TV Associates #38 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph that describes factors rasing substantial doubt about the Company's ability to continue as a going concern.

================================================================================
No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders or any other person. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the Shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the Shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.

                             --------------------

            TABLE OF CONTENTS
            -----------------
                                               PAGE
                                               ----
Available Information                             2
Incorporation of Certain Documents
  by Reference                                    2
Prospectus Summary                                4
Risk Factors                                      6
The Company                                      19
Recent Events                                    24
Use of Proceeds                                  28
Dilution                                         28
Selling Stockholders                             29
Plan of Distribution                             30
Legal Matters                                    32
Experts                                          32

================================================================================

================================================================================






                               1,661,893 SHARES



                              HEARTLAND WIRELESS
                             COMMUNICATIONS, INC.




                                 COMMON STOCK





                               ---------------
                                  PROSPECTUS
                               ---------------






                                April 29, 1996






================================================================================

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         SEC registration fee   . . . . . . . . . . . . . . . . . .   $ 15,404
         Accounting fees and expenses . . . . . . . . . . . . . . .     10,000*
         Legal fees and expenses (not including Blue Sky) . . . . .      7,500*
         Printing and engraving expenses  . . . . . . . . . . . . .      2,000*
         Registrar and transfer agent's fees  . . . . . . . . . . .        500*
         Blue Sky fees and expenses (including counsel fees)  . . .      2,000*
         Miscellaneous expenses . . . . . . . . . . . . . . . . . .      2,000*
                                                                      --------

                 Total  . . . . . . . . . . . . . . . . . . . . . .   $ 39,404*
                                                                      ========

- ---------------------------

*        Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), Article VI of the Registrant's Restated Certificate of Incorporation (the "Certificate of Incorporation") eliminates the liability of the Registrant's directors to the Registrant or its stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities.

         Section 145 of the DGCL provides for indemnification by the Registrant of its directors and officers. In addition, Article IX, Section 1 of the Registrant's Restated By-Laws requires the Registrant to indemnify any current or former director or officer to the fullest extent permitted by the DGCL. In addition, the Registrant has entered into indemnity agreements with its directors, which obligate the Registrant to indemnify such directors to the fullest extent permitted by the DGCL. The Registrant has also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors of the Registrant may incur in such capacities.

ITEM 16.  EXHIBITS.

         (a)  Exhibits

2.1 Letter Agreement regarding formation of the Registrant (filed as Exhibit 2.1 to the Registrant's Registration Statement on Form S-1, File No. 33-74244 (the "Form S-1"), and incorporated herein by reference)

2.2 Supplement to Letter Agreement regarding formation of the Registrant (filed as Exhibit 2.2 to the Form S-1 and incorporated herein by reference)

2.3 Asset Purchase Agreement among RuralVision Joint Venture, RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.3 to the Registrant's Registration Statement on Form S-1, File No. 33-84408 (the "November Form S-1") and incorporated herein by reference)

2.4 Supplemental Agreement to the Asset Purchase Agreement among RuralVision Joint Venture, RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.4 to the November Form S-1 and incorporated herein by reference)

2.5 Closing Agreement amending the Supplemental Agreement among RuralVision Joint Venture, RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.5 to the November Form S-1 and incorporated herein by reference)

2.6 Asset Purchase Agreement between RuralVision Joint Venture and Cable Equity Partners, Inc. (filed as Exhibit 2.6 to the November Form S-1 and incorporated herein by reference)

2.7 Letter Agreement amending Asset Purchase Agreement between RuralVision Joint Venture and Cable Equity Partners, Inc. (filed as Exhibit 2.7 to the November Form S-1 and incorporated herein by reference)

2.8 Letter Agreement between the Registrant and Cross Country Wireless, Inc. (filed as Exhibit 2.8 to the November Form S-1 and incorporated herein by reference)

2.9 Letter Agreement between the Registrant and Cable Equity Partners, Inc. (filed as Exhibit 2.9 to the Registrant's Registration Statement on Form S-4, File No. 33-87076 (the "February 1995 Form S-4") and incorporated herein by reference)

2.10 Lease Purchase Agreement between the Registrant and Choice Television of Iowa, L.C. (filed as Exhibit 2.10 to the February 1995 Form S-4 and incorporated herein by reference)

2.11 Asset Purchase Agreement between the Registrant and RuralVision Joint Venture (filed as Exhibit 2.11 to the Form 8-K Current Report dated as of December 1, 1994 and filed with the Commission on December 14, 1994 (the "Form 8-K"), and incorporated herein by reference)

2.12 Agreement for Purchase and Sales of Assets between the Registrant and REC Services, Inc. (filed as Exhibit 2.12 to the February 1995 Form S-4 and incorporated herein by reference)

2.13 Letter Agreement among the Registrant, United States Wireless Cable, Inc. and United States Wireless Cable Systems, Inc. (filed as Exhibit
         2.13 to the February 1995 Form S-4 and incorporated herein by reference)

2.14 Letter Agreement among the Registrant, Cross Country Wireless, Inc. and RuralVision Joint Venture (filed as Exhibit 2.14 to the February 1995 Form S-4 and incorporated herein by reference)

2.15 Extension Agreement among the Registrant, Cross Country Wireless, Inc., Cross Country Wireless Cable West, L.P., RuralVision Joint Venture, RuralVision Central, Inc., RuralVision South, Inc. and Selling Shareholders of RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.15 to the February 1995 Form S-4 and incorporated herein by reference)

2.16 Note Modification Agreement among the Registrant, Cross Country Wireless, Inc., Cross Country Wireless Cable West, L.P., RuralVision Joint Venture, RuralVision Central, Inc., RuralVision South, Inc., the Selling Shareholders of RuralVision Central, Inc. and RuralVision South, Inc., the Larry D. Hudson Trust and Jerri Hudson Bell (filed as
         Exhibit 2.16 to the February 1995 Form S-4 and incorporated herein by reference)

2.17 Asset Purchase Agreement between Heartland Wireless Paducah, Inc. and Cross Country Wireless, Inc. (filed as Exhibit 2.17 to the February 1995 Form S-4 and incorporated herein by reference)

2.18 First Amendment to Joint Venture Agreement between the Registrant and Cross Country Wireless, Inc. (filed as Exhibit 2.18 to the February 1995 Form S-4 and incorporated herein by reference)

2.19 Venture Distribution Agreement between the Registrant and RuralVision Joint Venture (filed as Exhibit 2.19 to the February 1995 Form S-4 and incorporated herein by reference)

2.20 Stock Purchase Agreement between Wireless Communications, Inc. and Robert R. Story (filed as Exhibit 2.20 to the Registrant's Registration Statement on Form S-4, File No. 33-65357, (the "January 1996 Form S-4") and incorporated herein by reference)

2.21 Asset Purchase Agreement between United States Wireless Systems, Inc. and Robert R. Story, Inc. (filed as Exhibit 2.21 to the January 1996 Form S-4 and incorporated herein by reference)

2.22 Amended and Restated Agreement and Plan of Merger dated as of September 11, 1995 between American Wireless Systems, Inc., Heartland Merger Sub, Inc. and the Registrant (filed as Exhibit 2.22 to the January 1996 Form S-4 and incorporated herein by reference)

2.23 Amended and Restated Asset Purchase Agreement dated as of October 4, 1995 between Fort Worth Wireless Cable T.V. Associates and the Registrant (filed as Exhibit 2.23 to the January 1996 Form S-4 and incorporated herein by reference)

2.24 Amended and Restated Asset Purchase Agreement dated as of October 4, 1995 between Wireless Cable TV Associates #38 and the Registrant (filed as Exhibit 2.24 to the January 1996 Form S-4 and incorporated herein by reference)

2.25 Amended and Restated Agreement and Plan of Merger dated as of September 11, 1995 between CableMaxx, Inc., Heartland Merger Sub 2, Inc. and the Registrant (filed as Exhibit 2.25 to the January 1996 Form S-4 and incorporated herein by reference)

2.26 Amended and Restated Asset Purchase Agreement dated as of October 19, 1995, between Three Sixty Corp., Technivision, Inc. and the Registrant (filed as Exhibit 2.26 to the January 1996 Form S-4 and incorporated herein by reference)

2.27 Participation Agreement dated as of December 12, 1995, by and among Registrant, CAS Wireless Systems, Inc. and CS Wireless Systems, Inc. (the "Participation Agreement") (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated December 12, 1995 and incorporated herein by reference)

2.28 Amendment No. 1 to Participation Agreement dated February 22, 1996 (filed as Exhibit 2.7 to the Registrant's Current Report on Form 8-K dated February 23, 1996 and incorporated herein by reference)

*5 Opinion of Arter & Hadden (including the consent of such firm) regarding legality of securities being offered

*23.1 Consent of Arter & Hadden (included as part of its opinion filed as Exhibit 5 hereto)

*23.2 Consent of KPMG Peat Marwick LLP, independent certified public accountants (Heartland Wireless Communications, Inc.)

*23.3 Consent of KPMG Peat Marwick LLP, independent certified public accountants (Technivision, Inc.)

*23.4 Consent of Arthur Andersen LLP, independent certified public accountants (American Wireless Systems, Inc., Wireless Cable TV Associates #38, and Fort Worth Wireless Cable T.V. Associates)

*23.5 Consent of Coopers & Lybrand LLP, independent certified public accountants (CableMaxx, Inc.)

*23.6 Consent of KPMG Peat Marwick, LLP, independent certified public accountants (Cross Country Division)

** 24    Powers of Attorney (included on page II-7)

    *  Filed herewith.

   **  Previously filed.
ITEM 17.  UNDERTAKINGS.

         (a)  Rule 415 Offering.  The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                         (i)      to include any prospectus required by
                 Section 10(a)(3) of the Securities Act;

                         (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                         (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to
         Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                 (2) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Filings incorporating subsequent Exchange Act documents by reference. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (h) Request for acceleration of effective date. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Company's Certificate of Incorporation, Bylaws or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (i) Rule 430A.  The undersigned Registrant hereby undertakes that:

              (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

              (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 29th day of April, 1996.




                                       HEARTLAND WIRELESS
                                       COMMUNICATIONS, INC.


                                       By:       /s/ John R. Bailey
                                          ------------------------------------
                                                      John R. Bailey
                                              Senior Vice President-Finance,
                                          Chief Financial Officer, Treasurer and
                                         Secretary (Principal Financial Officer)


                               POWER OF ATTORNEY





         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 29th day of April, 1996, by the following persons in the capacities indicated:



           Signatures                              Title
           ----------                              -----
   /s/ J. R. Holland, Jr. *          Chairman of the Board and Director
- ---------------------------------
       J. R. Holland, Jr.

      /s/ David E. Webb *            President, Chief Executive Officer and Director
- ---------------------------------    (Principal Executive Officer)
          David E. Webb

     /s/ John R. Bailey              Senior Vice President-Finance, Chief Financial
- ---------------------------------    Officer, Treasurer and Secretary (Principal Financial
         John R. Bailey              Officer)


     /s/ David D. Hagey *            Vice President, Controller and Assistant Secretary
- ---------------------------------    (Principal Accounting Officer)
         David D. Hagey


     /s/ Alvin H. Lane, Jr *             Director
- ---------------------------------
       Alvin H. Lane, Jr.


     /s/ Dennis M. O'Rourke *            Director
- ---------------------------------
       Dennis M. O'Rourke

                                         Director
- ---------------------------------
         John A. Sprague

     /s/  Wes W. Watkins *               Director
- ---------------------------------
         Wes W. Watkins

     /s/ L. Allen Wheeler *              Director
- ---------------------------------
        L. Allen Wheeler




*By:   /s/ John R. Bailey
- ---------------------------------
         John R. Bailey,
        Attorney-in-fact

                               INDEX TO EXHIBITS




EXHIBIT NO.                       DESCRIPTION
- -----------                       -----------

============================================================================
  2.1       Letter Agreement regarding formation of the Registrant (filed as Exhibit 2.1 to the Registrant's Registration Statement on
            Form S-1, File No.  33-74244 (the "Form S-1"), and
            incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.2       Supplement to Letter Agreement regarding formation of the
            Registrant (filed as Exhibit 2.2 to the Form S-1 and
            incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.3       Asset Purchase Agreement among RuralVision Joint Venture,
            RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.3 to the Registrant's Registration Statement on
            Form S-1, File No. 33-84408 (the "November Form S-1") and
            incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------

  2.4       Supplemental Agreement to the Asset Purchase Agreement among
            RuralVision Joint Venture, RuralVision Central, Inc. and
            RuralVision South, Inc. (filed as Exhibit 2.4 to the November
            Form S-1 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.5       Closing Agreement amending the Supplemental Agreement among
            RuralVision Joint Venture, RuralVision Central, Inc. and
            RuralVision South, Inc. (filed as Exhibit 2.5 to the November
            Form S-1 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.6       Asset Purchase Agreement between RuralVision Joint Venture and
            Cable Equity Partners, Inc. (filed as Exhibit 2.6 to the
            November Form S-1 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.7       Letter Agreement amending Asset Purchase Agreement between
            RuralVision Joint Venture and Cable Equity Partners, Inc.
            (filed as Exhibit 2.7 to the November Form S-1 and
            incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.8       Letter Agreement between the Registrant and Cross Country
            Wireless, Inc. (filed as Exhibit 2.8 to the November Form S-1 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.9       Letter Agreement between the Registrant and Cable Equity
            Partners, Inc. (filed as Exhibit 2.9 to the Registrant's
            Registration Statement on Form S-4, File No. 33-87076 (the
            "February 1995 Form S-4") and incorporated herein by
            reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.10      Lease Purchase Agreement between the Registrant and Choice
            Television of Iowa, L.C. (filed as Exhibit 2.10 to the
            February 1995 Form S-4 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.11      Asset Purchase Agreement between the Registrant and
            RuralVision Joint Venture (filed as Exhibit 2.11 to the Form
            8-K Current Report dated as of December 1, 1994 and filed with the Commission on December 14, 1994 (the "Form 8-K"), and
            incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.12      Agreement for Purchase and Sales of Assets between the
            Registrant and REC Services, Inc. (filed as Exhibit 2.12 to the February 1995 Form S-4 and incorporated herein by
            reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.13      Letter Agreement among the Registrant, United States Wireless
            Cable, Inc. and United States Wireless Cable Systems, Inc.
            (filed as Exhibit 2.13 to the February 1995 Form S-4 and
            incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.14      Letter Agreement among the Registrant, Cross Country Wireless,
            Inc. and RuralVision Joint Venture (filed as Exhibit 2.14 to the February 1995 Form S-4 and incorporated herein by
            reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.15      Extension Agreement among the Registrant, Cross Country
            Wireless, Inc., Cross Country Wireless Cable West, L.P.,
            RuralVision Joint Venture, RuralVision Central, Inc.,
            RuralVision South, Inc. and Selling Shareholders of
            RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.15 to the February 1995 Form S-4 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.16      Note Modification Agreement among the Registrant, Cross
            Country Wireless, Inc., Cross Country Wireless Cable West,
            L.P., RuralVision Joint Venture, RuralVision Central, Inc.,
            RuralVision South, Inc., the Selling Shareholders of
            RuralVision Central, Inc. and RuralVision South, Inc., the
            Larry D. Hudson Trust and Jerri Hudson Bell (filed as
            Exhibit 2.16 to the February 1995 Form S-4 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.17      Asset Purchase Agreement between Heartland Wireless Paducah,
            Inc. and Cross Country Wireless, Inc. (filed as Exhibit 2.17 to the February 1995 Form S-4 and incorporated herein by
            reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.18      First Amendment to Joint Venture Agreement between the
            Registrant and Cross Country Wireless, Inc. (filed as Exhibit
            2.18 to the February 1995 Form S-4 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.19      Venture Distribution Agreement between the Registrant and
            RuralVision Joint Venture (filed as Exhibit 2.19 to the
            February 1995 Form S-4 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.20      Stock Purchase Agreement between Wireless Communications, Inc.
            and Robert R. Story (filed as Exhibit 2.20 to the Registrant's
            Registration Statement on Form S-4, File No.  33-65357, (the
            "January 1996 Form S-4") and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.21      Asset Purchase Agreement between United States Wireless
            Systems, Inc. and Robert R. Story, Inc. (filed as Exhibit 2.21 to the January 1996 Form S-4 and incorporated herein by
            reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.22      Amended and Restated Agreement and Plan of Merger dated as of
            September 11, 1995 between American Wireless Systems, Inc.,
            Heartland Merger Sub, Inc. and the Registrant (filed as
            Exhibit 2.22 to the January 1996 Form S-4 and incorporated herein by reference)
- ---------------------------------------------------------------------------

- ---------------------------------------------------------------------------
  2.23      Amended and Restated Asset Purchase Agreement dated as of
            October 4, 1995 between Fort Worth Wireless Cable T.V.
            Associates and the Registrant (filed as Exhibit 2.23 to the
            January 1996 Form S-4 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------

  2.24      Amended and Restated Asset Purchase Agreement dated as of
            October 4, 1995 between Wireless Cable TV Associates #38 and the Registrant (filed as Exhibit 2.24 to the January 1996 Form
            S-4 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.25      Amended and Restated Agreement and Plan of Merger dated as of
            September 11, 1995 between CableMaxx, Inc., Heartland Merger
            Sub 2, Inc. and the Registrant (filed as Exhibit 2.25 to the
            January 1996 Form S-4 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.26      Amended and Restated Asset Purchase Agreement dated as of
            October 19, 1995, between Three Sixty Corp., Technivision,
            Inc. and the Registrant (filed as Exhibit to the January 1996
            Form S-4 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.27      Participation Agreement dated as of December 12, 1995, by and among Registrant, CAS Wireless Systems, Inc. and CS Wireless
            Systems, Inc. (the "Participation Agreement") (filed as
            Exhibit 2.1 to the Registrant's Current Report on Form 8-K
            dated December 12, 1995 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  2.28      Amendment No. 1 to Participation Agreement dated February 22,
            1996 (filed as Exhibit 2.7 to the Registrant's Current Report on Form 8-K dated February 23, 1996 and incorporated herein by reference)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  *5        Opinion of Arter & Hadden (including the consent of such firm)
            regarding legality of securities being offered
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  *23.1     Consent of Arter & Hadden (included as part of its opinion filed as Exhibit 5 hereto)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  *23.2     Consent of KPMG Peat Marwick LLP, independent certified public accountants (Heartland Wireless Communications, Inc.)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  *23.3     Consent of KPMG Peat Marwick LLP, independent certified public accountants (Technivision, Inc.)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  *23.4     Consent of Arthur Andersen, LLP, independent certified public accountants (American Wireless Systems, Inc., Wireless Cable
            TV Associates #38, and Fort Worth Wireless Cable T.V.
            Associates)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------

  *23.5     Consent of Coopers & Lybrand LLP, independent certified public accountants (CableMaxx, Inc.)
- ----------------------------------------------------------------------------

- ----------------------------------------------------------------------------
  *23.6     Consent of KPMG Peat Marwick LLP, independent certified public accountants (Cross Country Division)
===========================================================================

- ---------------------------------------------------------------------------
 **24       Powers of Attorney (included on page II-7)
===========================================================================




 *  filed herewith
**  previously filed